1: 2: 3: 5: 6: 8: UNITED STATES SECURITIES AND EXCHANGE COMMISSION 9: 10: 11: 12: 13: 14:

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

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Washington, D.C. 20549

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FORM 12b-25

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NOTIFICATION OF LATE FILING

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(Check one):

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X Form 10-K Form 20-F 28: Form 11-K 29: Form 10-Q 30: Form N-SAR 31: Form N-CSR

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For Period Ended: June 30, 2004

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 Transition Report on 36: Form 10-K

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 Transition Report on 38: Form 20-F

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 Transition Report on 40: Form 11-K

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 Transition Report on 42: Form 10-Q

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 Transition Report on 44: Form N-SAR For the Transition Period Ended: 45: __________________________________________________________________

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Read Instruction (on back page) Before Preparing Form. 52: Please Print or Type.

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Nothing in this form shall be construed to imply that the 55: Commission has verified any information contained herein. 56:

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59: If the notification relates to a portion of the filing checked above, identify 60: the Item(s) to which the notification relates: 61:
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PART I - REGISTRANT INFORMATION

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MODERN TECHNOLOGY 66: CORP.

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(Full Name of 68: Registrant)

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(Former Name if 71: Applicable)

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1420 N. Lamar Blvd., 74: Oxford, MS 38655

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(Address of Principal 76: Executive Office)

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PART II - RULES 12b-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or 81: expense and the registrant seeks relief pursuant to Rule 12b-25(b), the 82: following should be completed. (Check box if appropriate) X

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(a) The reason described in reasonable detail in Part III of this form 85: could not be eliminated without unreasonable effort or expense

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(b) The subject annual report, semi-annual report, transition report on 87: Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, 88: will be filed on or before the fifteenth calendar day following the prescribed 89: due date; or the subject quarterly report or transition report on Form 10-Q, 90: or portion thereof, will be filed on or before the fifth calendar day 91: following the prescribed due date; and

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(c) The accountant's statement or other exhibit required by Rule 12b-25(c) 93: has been attached if applicable.

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PART III - NARRATIVE

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State below in reasonable detail why Forms 10-K, 20-F, 11-K, 99: 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be 100: filed within the prescribed time period.

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(Attach extra Sheets if Needed)

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The required financial statements for the reporting period could not be 105: obtained without unreasonable expenses.

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PART IV - OTHER INFORMATION

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(1) Name and telephone number of person to contact in regard to this 112: notification

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Anthony Welch 662-236-5928

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(2) Have all other periodic reports required under Section 13 or 15(d) of the 116: Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 117: 1940 during the preceding 12 months or for such shorter period that the 118: registrant was required to file such report(s) been filed ? If answer is no, 119: identify report(s). Yes X No _

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(3) Is it anticipated that any significant change in results of operations 121: from the corresponding period for the last fiscal year will be reflected by the 122: earnings statements to be included in the subject report or portion thereof ? 123: Yes _ No X

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If so, attach an explanation of the anticipated change, both narratively and 125: quantitatively, and, if appropriate, state the reasons why a reasonable estimate 126: of the results cannot be made.

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MODERN TECHNOLOGY CORP.

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has caused this notification to be signed on its behalf by 135: the undersigned hereunto duly authorized.

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Date 9-30-04                      137:             By 138: /s/ Anthony Welch                                                        139:

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Anthony Welch, President

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INSTRUCTION: The form may be signed by an executive officer of the registrant 142: or by any other duly authorized representative. The name and title of the person 143: signing the form shall be typed or printed beneath the signature. If the 144: statement is signed on behalf of the registrant by an authorized representative 145: (other than an executive officer), evidence of the representative's authority to 146: sign on behalf of the registrant shall be filed with the form.

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